April 23, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Mr. DeCarlo McLaren

Re:    Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Mr. McLaren:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on Post-Effective Amendment No. 101 (“PEA 101”) to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on February 21, 2020. The SEC Staff’s comments were conveyed via a telephone conversation between you and James V. Catano and Jeremy Sperlazza of Dechert LLP on April 7, 2020. Throughout this letter, capitalized terms have the same meanings as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.
Comment: With respect to the footnotes in the Series’ Annual Operating Expenses tables that disclose the Investment Managers’ ability to recoup certain waived fees or reimbursed expenses in future periods, not exceeding three years, please disclose that such recoupment will not cause the Series’ total expenses to exceed the annual expense limit that (1) was in place at the time the amount being recouped was originally waived and (2) is currently in place.

Response: The Registrant confirms that the recoupment by the Investment Managers will not cause the Series’ total expenses to exceed the annual expense limit that (1) was in place at the time the amount being recouped was originally waived and (2) is currently in place, if any. The Registrant believes that disclosure relating to recoupment in the Series’ Annual Operating Expense tables is consistent with the applicable underlying agreements that contain such recoupment provisions. Guggenheim will consider making edits to the disclosure at the next Guggenheim registrant’s annual update to ensure consistency across fund complex disclosures.

2.
Comment: Please explain supplementally how each of Series A (StylePlus–Large Core Series), Series F (Floating Rate Strategies Series), Series J (StylePlus–Mid Growth Series), Series X (StylePlus–Small Growth Series) and Series Y (StylePlus–Large Growth Series) calculates the value of its derivatives positions for purposes of meeting its 80% investment policy pursuant to Rule 35d-1 (i.e., the Names Rule) under the Investment Company Act of 1940 (the “1940 Act”).

Response: Series with 80% investment policies subject to the Names Rule usually value derivatives based on their notional value for purposes of Names Rule compliance. The Registrant notes that this practice is disclosed in the “Additional Information Regarding Investment Objectives and Strategies” section of the Series’ prospectus and was previously discussed in detail with the SEC Staff.

3.
Comment: Significant events stemming from the novel coronavirus have occurred since the filing of PEA 101. For each Series, please consider whether disclosures, including risk disclosures related to interest rate risk, credit risk, liquidity risk, and global market risk, should be revised based on how these events are affecting the market. If the Registrant believes that no additional disclosures are warranted, please explain supplementally why it believes they are not warranted.

Response: The Registrant has made adjustments to its risk disclosure in several places in the registration statement, including interest rate risk, credit risk, liquidity risk and market risk in response to these developments.

4.
Comment: Certain Series disclose in their principal investment strategies that they invest in “investment companies advised by the Investment Manager, or an affiliate of the Investment Manager.” If not already present, please disclose that such investments could present a conflict of interest.

Response: The Registrant notes that disclosure about potential conflicts of interest relating to investments in other investment companies advised by the Investment Manager, or an affiliate of the Investment Manager, is provided in the “Information Regarding Potential Conflicts of Interest – Investments in Other Guggenheim Funds” section of the SAI.

5.
Comment: For each Series, we encourage you to order the principal risks to prioritize the risks that are most likely to adversely affect the Series’ net asset value, yield and total return. After listing the most significant risks to the Series, the remaining risks may be alphabetized. See ADI 2019-08.

Response: The Registrant has considered this comment and believes at this point that the current presentation of the principal risks of each Series is responsive to Item 4 of Form N-1A. The present ordering of risks accurately summarizes the principal risks of investing in the Series, including the risks to which the Series’ portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Series’ net asset value, yield, and total return. Given the number of types of investments that each Series can engage in, the Registrant believes that ordering risks in a different fashion than alphabetically would be prone to subjectivity, could become misleading over time, and could obscure risks to investors. Accordingly, the Registrant respectfully declines to implement changes in response to this comment at this time.

6.
Comment: For all Series, please indicate the month and year that the portfolio manager began to manage the Series. In addition, please only list the person or persons who are primarily responsible for the day-to-day management of the Series’ portfolio in the summary prospectus.

Response: Guggenheim will consider making edits to the portfolio manager disclosure in the summary prospectus to include the month in which each portfolio manager began to manage the Series at the next Guggenheim registrant’s annual update to ensure consistency across fund complex disclosures.

The Registrant notes that Item 5 of Form N-1A requires listing the person or persons who are primarily responsible for the day-to-day management of the Series’ portfolio in the summary prospectus and the Registrant believes that it is not precluded from listing the most relevant other portfolio management individuals to ensure that the portfolio management information presented to investors in the summary prospectus is not potentially misleading.

7.
Comment: For Series B (Large Cap Value Series) and Series F (Floating Rate Strategies Series), please disclose each type of derivative in which the Series may invest as part of its principal investment strategies with the disclosure tailored specifically to how the Series expects to use each such derivative. Please also disclose the risks of such derivatives. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010)(“Miller Letter”).

Response: The Registrant believes the existing principal investment strategies and principal risks disclosures of these Series adequately address the intended investment purpose and risks, respectively, of each specific derivative transaction in which the Series intend to engage as a principal investment strategy. See generally, Miller Letter. However, the Registrant will periodically reassess this comment in connection with future updates to ensure that this remains the case and to determine whether additional information is appropriate.

8.
Comment: For each of Series D (World Equity Income Series) and Series Z (Alpha Opportunity Series), if the Series’ portfolio turnover rate is above 100% for the most recent fiscal year (as it was for the last fiscal year), please disclose portfolio turnover risk as a principal risk of the Series.

Response: The Registrant notes that the Series currently includes disclosure on the risks related to active and frequent trading in the “Management Risk” tile of the Series’ summary and statutory risks. In addition, in response to this comment, the Registrant has added the following disclosure to the “Description of Principal Risks” section of the Prospectus.

Each Series may engage in active and frequent trading of portfolio securities and other assets. A high turnover rate may increase transaction costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the assets and on reinvestment in other assets, which decreases the value of investments and may adversely affect Series performance.

9.
Comment: With respect to Series D (World Equity Income Series), although the term “World” is not covered by the Names Rule, the SEC Staff holds the position that a fund with “World” in its name should maintain a significant portion of its assets in investments outside the United States. Accordingly, please expressly disclose how the Series will invest its assets that are tied economically to a number of countries around the world. See “Investment Company Names” Adopting Release, IC-24828.

Response: As set forth in prior correspondence with the Staff, the Registrant has considered the Staff’s comment and respectfully submits that the use of the term “World” in the Series’ name does not require the Series to establish a percentage-based test or a test tied to a threshold number of countries. The Series’ current disclosure is consistent with existing SEC guidance, which states that the SEC would expect that funds with “International” or “Global” in their name invest in assets “that are tied economically to a number of countries throughout the world.” The Registrant believes that the Series’ current disclosure indicating that the Series “invests in a number of countries throughout the world” is consistent with SEC guidance and adequately describes the Series’ principal investment strategies. In addition, the Registrant believes the Series’ name is not deceptive or misleading and is compliant with Section 35(d) of the 1940 Act.

10.
Comment: In the principal investment strategies of Series F (Floating Rate Strategies Series), if not already discussed, please disclose that it may take longer than seven days for transactions in leveraged loans to settle, which means it could take the Series significant time to receive money after selling these investments. Please also address how the Series will meet short-term liquidity needs which may arise as a result of this settlement period.

Response: The Registrant believes that its current disclosure is responsive to this comment, as reflected in the below excerpts from “Investment in Loans Risk”:

Transactions in loans are often subject to long settlement periods (in excess of the standard T+2 days settlement cycle for most securities and often longer than seven days). As a result, sale proceeds potentially will not be available to a Series to make additional investments or to use proceeds to meet its current redemption obligations. A Series thus is subject to the risk of selling other investments at disadvantageous times or prices or taking other actions necessary to raise cash to meet its redemption obligations such as borrowing from a bank or holding additional cash, particularly during periods of significant redemption activity, unusual market or economic conditions or financial stress.

The Registrant has implemented a liquidity risk management program pursuant to Rule 22e-4 under the 1940 Act that is reasonably designed to assess and manage the Series’ liquidity risk and to anticipate short term liquidity needs. The Series’ portfolio managers also anticipate the Series’ short-term liquidity needs. In addition, the Series has entered into a joint committed line of credit designed to help meet short-term liquidity needs, if needed.

Finally, the Registrant includes the following disclosure in its prospectus regarding the how the Series typically expects to meet redemption requests:

The Series intend to pay redemption proceeds in cash; however, under unusual conditions that make payment in cash disadvantageous to the Series, the Series reserve the right to pay all, or part, of the redemption proceeds in liquid securities with a market value equal to the redemption price (“redemption in kind”). In the event of a redemption in kind of portfolio securities of the Series, it would be the responsibility of the shareholder to dispose of the securities. The shareholder would be at risk that the value of the securities would decline prior to their sale, that it would be difficult to sell the securities, and that brokerage fees could be incurred.

Each Series has entered into a joint committed line of credit with other funds managed by the Investment Managers and a syndicate of banks that the Series may use to pay your redemption proceeds when deemed appropriate, for example in case of large or unexpected redemptions, or when it is deemed more advantageous to the Series than selling portfolio securities.

Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

11.
Comment: It appears that some of the loans held by Series F (Floating Rate Strategies Series) may pay interest based on LIBOR, which is expected to be discontinued after 2021. If not already discussed, please either disclose the risks associated with the discontinuation of LIBOR or explain supplementally why the Registrant believes that this discontinuation is not a principal risk of the Series.

Response: The Registrant believes that the existing disclosure sufficiently discloses the risks relating to the discontinuation of LIBOR. The Registrant notes that risks relating to the discontinuation of LIBOR are disclosed in the Series’ summary prospectus as part of “Asset-Backed Securities Risk” (see excerpt below).

The terms of many structured finance investments and other instruments are tied to the London Interbank Offered Rate (“LIBOR”), which functions as a reference rate or benchmark. It is anticipated that LIBOR will be discontinued at the end of 2021, which may cause increased volatility and illiquidity in the markets for instruments with terms tied to LIBOR or other adverse consequences for these instruments.

In addition, the Registrant notes that the “Description of Principal Risks – LIBOR Replacement Risk” section of the Prospectus and the “Investment Methods and Risk Factors – Libor Replacement” section of SAI each contain fulsome, detailed disclosure of the risks relating to the discontinuation of LIBOR.

12.
Comment: It appears that Series F (Floating Rate Strategies Series) invests in collateralized loan obligations and other less liquid investments, and Series P (High Yield Series) appears to invest significantly in “junk bonds.” Given the liquidity profile of these investments, please explain how these Series determined that their investment strategies are appropriate for the open-end structure. Your response should take into consideration general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act.

Response: The Board of Trustees of the Trust, including a majority of the Independent Trustees, has approved a Liquidity Risk Management Program (the “Program”) in accordance with Rule 22e-4 under the 1940 Act. The administrator of the Program is responsible for assessing and managing the liquidity risk of the Series. In administering the Program and assessing each Series’ liquidity risk at least annually, the administrator considers a number of factors, including whether a Series’ investment strategy is appropriate for an open-end fund, the extent to which the Series’ strategy involves a relatively concentrated portfolio or large positions in particular issuers, and the Series’ use of borrowings for investment purposes and derivatives. These factors have been evaluated with respect to Series F (Floating Rate Strategies Series) and Series P (High Yield Series) and liquidity of the asset classes in which these Series invest and it is believed that these Series’ investment strategies are appropriate for the Series.

13.
Comment: The “Investments in Loan Risk” disclosure in the principal risks of Series F (Floating Rate Strategies Series) discusses transactions in loans subject to long settlement periods. If not already discussed, consider adding long settlement risk as a standalone principal risk of the Series.

Response: The Registrant respectfully refers to its response to Comment 10.

14.
Comment: Series N (Managed Asset Allocation Series) discloses the performance of a blended index in the Average Annual Total Returns Table. Please disclose information about this index in the Performance Information section. See Item 27(b)(7) Instruction 6 of Form N-1A.

Response: The Registrant has provided the following information about the blended index in the Performance Information of the summary section of Series N (Managed Asset Allocation Series) as requested:

“The S&P 500 Index is an unmanaged market index that is composed of 500 selected common stocks and is generally considered representative of the stock market as a whole. The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based flagship benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market.”

15.
Comment: The “Additional Information Regarding Investment Objectives and Strategies” section of the Prospectus states that certain Series have an investment policy under the Names Rule to invest at least 80% of their assets in the type of investment or industry suggested by their name and states that, “[f]or purposes of this 80% policy, derivatives usually will be based on their notional value.” The SEC Staff believes that if a Series includes the value of derivatives for complying with its 80% investment policy, for purposes of the Names Rule, the Series must value the derivative on a mark-to-market basis.

Response: As disclosed, each Series intends usually to use the notional value of derivatives for purposes of its 80% policy because notional value accurately reflects the potential returns of the derivatives that provide exposure to the investments that otherwise comprise the Series’ 80% policy. The Registrant is not aware of a published position from the SEC Staff on this topic and respectfully notes that the Commission is considering this topic as part of its recent proposed rulemaking related to registered investment company use of derivatives.

16.
Comment: The Staff notes that the Registrant’s amendment to be filed pursuant to Rule 485(b) under the 1933 Act will be subject to the hyperlinking requirements of the Commission rules adopted under the Fixing America’s Surface Transportation Act (i.e., the “FAST Act”).

Response: The Registrant notes this requirement and will revise the disclosure as needed.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee

Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust